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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  --------------------------------------------

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF DECEMBER, 2002


                           ID BIOMEDICAL CORPORATION
                               (Registrant's name)
                          Commission File No. 0-020390

                          1510 - 800 WEST PENDER STREET
                              VANCOUVER, BC V6C 2V6
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F        Form 40-F   X
                                  -----            -----

Indicate by check mark whether the registrant is submitting the Form 6-K in paper to file its Annual Report as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes              No   X
                            -----           -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.


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               CERTIFICATION PURSUANT TO
               18 U.S.C. SECTION 1350,
               AS ADOPTED PURSUANT TO
               SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

               In connection with the Quarterly Report of ID Biomedical Corporation for the period ending September 30, 2002 filed with the Securities and Exchange Commission on November 28, 2002 under cover of Form 6-K (the "Report"), I, Dr. Anthony F. Holler, CEO of the Company, and I, Todd R. Patrick, Chief Financial Officer, of the Company, certify, pursuant to 18 U.S.C. s. 1350, as adopted pursuant to s. 906 of the Sarbanes-Oxley Act of 2002, that:

               (1) The Report fully complies with the applicable requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934;
               and

               (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.


               Dr. Anthony F. Holler
               CEO
               December 2, 2002


               Todd R. Patrick
               Chief Financial Officer
               December 2, 2002


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                                                            1510-800 West Pender
                                                     Vancouver, British Columbia
                                                                 CANADA, V6C 2V6

[LOGO]


                                  NEWS RELEASE

FOR IMMEDIATE RELEASE
TRADING SYMBOLS - NASDAQ - "IDBE", TSX - "IDB"

Contacts:         ID Biomedical Corporation
                  Dean Linden
                  Manager, Corporate Communications
                  (604) 431-9314
                  www.idbiomedical.com

For Immediate Release


              ID BIOMEDICAL ANNOUNCES POSTIVE RESULTS FROM PHASE II
                        TESTING OF FluINsure(TM) VACCINE


VANCOUVER, BC - DECEMBER 3, 2002 - ID Biomedical today announced positive results on its two Phase II Clinical Trials of FluINsure(TM), the Company's intranasally delivered influenza vaccine. Results of these ongoing, randomized, double blind and concurrent placebo-controlled studies, which enrolled a total of 99 healthy adult subjects, confirm the positive results of the previously reported Phase I study.


The FluINsure vaccine continued to exhibit a favorable safety and tolerability profile, with no serious adverse events and only mild and transient nasal stuffiness and/or runny nose being associated with the active vaccine when compared to a placebo nasal spray.


Statistically-significant increases in serum hemagglutination-inhibiting (HAI) antibodies were induced by all regimens tested, including both one- and two-dose regimens, at 28 days post immunization. For both influenza A strains included in the vaccine, serum HAI antibody titers increased by an average of 2.4-fold in the one-dose group and 2.5-fold in the two-dose groups. Among those subjects who had low pre-existing serum HAI titers prior to immunization with the FluINsure vaccine (suggesting that they were therefore more susceptible to influenza), HAI titers increased an average of 3-fold in one-dose recipients and 4.2-fold in the two-dose groups. Rises in HAI antibodies to influenza B component were lower in all groups likely because of high levels of pre-existing immunity to the influenza B strain in the study population.


Statistically-significant rises in nasal secretory antibody levels of 1.7 to 3.2-fold were noted in the two-dose groups. Nasal antibody measurements in the one-dose group are


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not yet complete. Data from the one-dose group, as well as final data analysis on this Phase II study will be completed in mid January.


"We're very pleased with this data," said Dr. Louis Fries, Vice President of Clinical and Regulatory Affairs. "These studies build on the positive data from previous trials and give us important information on the FluINsure vaccine's performance in terms of the consistency from lot to lot. That's a very important point, because we must be able to deal with new strains of the influenza virus each year without changing our production process." Dr Fries also noted, "Overall the serum and nasal antibody results from our studies are clearly competitive with or superior to, those reported in published studies of other nasal flu vaccines that have proven protective in challenge studies and in the field."


Dr Fries will be presenting initial data from these studies and summary data from previous studies of the FluINsure vaccine, at the 5th International Symposium on Respiratory Viral Infections, on December 7, 2002.


Additionally, the Company reported today that all study subjects in the Phase II Challenge Trial in Great Britain, have received either the FluINsure vaccine or a placebo intranasally (see news release titled `ID Biomedical announces start of FluINsure(TM) vaccine challenge trial' dated November 26, 2002). Study subjects will be challenged with live influenza in early January and the Company expects to report results in February. These Phase II clinical studies are being conducted to gather data on the FluINsure vaccine in preparation for the first large field trial of protective efficacy, which the Company expects to initiate in time for the 2003-4 influenza season.


ABOUT ID BIOMEDICAL


ID Biomedical is a North American based biotechnology company focused on the development of proprietary subunit vaccine products, including those based on its Proteosome(TM) platform intranasal adjuvant/delivery technology. ID Biomedical has also developed a proprietary genomics analysis system, Cycling Probe(TM) Technology.


ID Biomedical is developing subunit vaccines for the prevention of a number of different diseases. The Company's lead products in clinical development are the FluINsure(TM) intranasal influenza (flu) vaccine and the StreptAvax(TM) group A streptococcal vaccine. Additionally, the Company has a number of vaccines in preclinical development.


ID Biomedical is licensing Cycling Probe Technology as well as its broad patents in signal amplification to the genomics and diagnostic industry for further product and technology development. Several companies have obtained rights to ID Biomedical's patent portfolio.


THE FOREGOING INFORMATION CONTAINS SO-CALLED FORWARD-LOOKING STATEMENTS. THESE INCLUDE STATEMENTS ABOUT ID BIOMEDICAL'S EXPECTATIONS, BELIEFS, INTENTIONS OR STRATEGIES FOR THE FUTURE, WHICH IT INDICATES BY WORDS OR PHRASES SUCH AS "ANTICIPATE", "EXPECT", "INTEND", "PLAN", "WILL", "WE BELIEVE", "ID BIOMEDICAL BELIEVES", "MANAGEMENT BELIEVES" AND SIMILAR LANGUAGE. ALL FORWARD-LOOKING STATEMENTS ARE BASED ON ID BIOMEDICAL'S CURRENT EXPECTATIONS AND ARE SUBJECT TO RISKS UNCERTAINTIES AND TO ASSUMPTIONS MADE. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY


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FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE: (I)
THE ABILITY TO SUCCESSFULLY COMPLETE PRECLINICAL AND CLINICAL DEVELOPMENT OF ITS PRODUCTS; II) THE ABILITY TO OBTAIN AND ENFORCE TIMELY PATENT AND INTELLECTUAL PROPERTY PROTECTION FOR ITS TECHNOLOGY AND PRODUCTS; III) THE ABILITY TO AVOID, EITHER BY PRODUCT DESIGN, LICENSING ARRANGEMENT OR OTHERWISE, INFRINGEMENT OF THIRD PARTIES' INTELLECTUAL PROPERTY; IV) DECISIONS, AND THE TIMING OF DECISIONS, MADE BY THE HEALTH REGULATORY AGENCIES REGARDING APPROVAL OF ITS PRODUCTS FOR HUMAN TESTING; V) THE ABILITY TO COMPLETE AND MAINTAIN CORPORATE ALLIANCES RELATING TO THE DEVELOPMENT AND COMMERCIALIZATION OF ITS TECHNOLOGY AND PRODUCT; VI) MARKET ACCEPTANCE OF ITS TECHNOLOGY AND PRODUCTS; AND (VII)
THE COMPETITIVE ENVIRONMENT AND IMPACT OF TECHNOLOGICAL CHANGE. THERE IS NO GUARANTEE THAT THE DEVELOPMENT PATH FROM PHASE I TO PHASE II TO PHASE III AND SO ON WILL BE EITHER LINEAR OR SUCCESSFUL. ID BIOMEDICAL BASES ITS FORWARD-LOOKING STATEMENTS ON INFORMATION CURRENTLY AVAILABLE TO IT, AND ASSUMES NO OBLIGATION TO UPDATE THEM.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         ID BIOMEDICAL CORPORATION


Date:    December 3, 2002            By:
                                        ----------------------------------------
                                         Name: Anthony F. Holler
                                         Title: CEO